FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: Name and Address of Company

Points.com Inc. (the "Company")

111 Richmond Street West, Suite 700

Toronto, Ontario  M5H 2G4

ITEM 2: Date of Material Change

May 6, 2022.

ITEM 3: News Release

Prior to the open of trading on Monday, May 9, 2022, the first trading day after the execution and delivery of the Arrangement Agreement (as defined below), a news release relating to the material change referred to herein was issued through Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's issuer profile at www.sedar.com.

ITEM 4: Summary of Material Change

After the close of markets on May 6, 2022, the Company entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade L.P. ("Plusgrade"), will acquire all of the issued and outstanding common shares of the Company for US$25.00 per common share of the Company ("Common Shares") in cash (the "Consideration") by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Transaction").

ITEM 5: Full Description of Material Change

After the close of markets on May 6, 2022, the Company entered into the Arrangement Agreement pursuant to which a wholly-owned subsidiary of Plusgrade will acquire all of the issued and outstanding Common Shares of the Company for US$25.00 per Common Share in cash by way of a statutory plan of arrangement under the Canada Business Corporations Act.

The Transaction values the Company at approximately US$385 million on an equity value basis and the Consideration represents a 52% premium to the 20-day volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the period ending May 6, 2022.

Under the terms of the Transaction, holders of Common Shares (the "Shareholders") will receive the Consideration. The Transaction will be subject to the approval of (i) at least 66 2/3% of the votes cast by Shareholders at a special meeting of the Shareholders (the "Meeting"); and (ii) a simple majority of the votes cast by Shareholders at the Meeting, excluding votes from certain Shareholders, as required under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions. The Meeting is scheduled to be held on June 23, 2022.

In connection with the Transaction, officers and directors of the Company collectively holding approximately 6.7% of the issued and outstanding Common Shares have entered into support and voting agreements with the Purchaser, pursuant to which they have agreed, among other things, to vote their Common Shares in favour of the Transaction. The Purchaser will fund the Transaction with a combination of equity from the Caisse de dépôt et placement du Québec and certain investment funds managed by the Novacap group and debt from recognized financial institutions. The Transaction is not subject to a financing condition.

In addition to Shareholder approval, the Transaction is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the "Court") and certain other regulatory approvals (including under the Competition Act (Canada) and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) as well as the satisfaction of all other closing conditions. The Arrangement Agreement contains customary non-solicitation, "fiduciary out" and "right to match" provisions, as well as a C$18 million termination fee payable to the Purchaser if the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also provides for payment by the Purchaser of a reverse termination fee to the Company of either C$27 million or C$45 million if the Arrangement Agreement is terminated in certain specified circumstances, with the amount of the fee payable depending on the circumstances of the termination.

Subject to the satisfaction or waiver of all conditions to closing, the Transaction is expected to close in early July. In connection with and subject to closing of the Transaction, the Company will apply to have the Common Shares delisted from the Toronto Stock Exchange and NASDAQ Capital Market and the Company will cease to be a reporting issuer under Canadian securities laws and a registrant under U.S. securities laws.

Further details of the Transaction are set out in the Arrangement Agreement, which is available under the Company's issuer profile on SEDAR at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov.

After receiving legal and financial advice and considering a number of factors, the board of directors of the Company (the "Board") unanimously approved the Transaction and resolved to unanimously recommend that Shareholders vote in favour of the Transaction at the Meeting. The Board has received an oral fairness opinion from each of RBC Capital Markets and Blair Franklin Capital Partners Inc., each of which states that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out in such opinion, and such other matters as RBC Capital Markets and Blair Franklin Capital Partners Inc., respectively, considered relevant, the Consideration to be received pursuant to the Transaction is fair, from a financial point of view, to Shareholders. The written fairness opinions will be made available to Shareholders in the management information circular of the Company (the "Circular") that will be prepared and mailed to Shareholders in connection with the Meeting.

Further information regarding the Transaction will be contained in the Circular. A copy of the Circular will be filed under the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ITEM 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7: Omitted Information

None.

ITEM 8: Executive Officer

For further information, please contact:

Erick Georgiou
Chief Financial Officer
erick.georgiou@points.com
416-595-0000

ITEM 9: Date of Report

May 16, 2022

Forward-Looking Statements

This material change report contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things: the timing of various steps to be completed in connection with the Transaction; the anticipated delisting of the Common Shares on the Toronto Stock Exchange and NASDAQ Capital Market; and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although the Company believes the forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. The risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: the possibility that the proposed Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, Court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; the Purchaser's ability to complete the anticipated debt and equity financing as contemplated by applicable commitment letters or to otherwise secure terms for alternative financing at least as favourable as the debt and equity financing contemplated by the applicable debt commitment letters; significant transaction costs or unknown liabilities; the ability of the Board to consider and approve, subject to compliance with the terms and conditions of the Arrangement Agreement, a superior proposal for the Company;  the possibility of litigation relating to the Transaction; the Arrangement Agreement may be terminated in certain circumstances; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction; risks relating to the Company's ability to retain and attract key personnel during the interim period; credit, market, currency, operational, liquidity and other funding risks generally and relating specifically to the Transaction, including changes in economic conditions, interest rates or tax rates; and other risks inherent to the business carried out by the Company and/or factors beyond its control which could have a material adverse effect on the Company or the ability to complete the Transaction. Other important risk factors that could cause actual results to differ materially are discussed in the Company's annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available on the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The forward-looking statements contained in this material change report are made as at the date of this material change report and, accordingly, are subject to change after such date. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this material change report, whether as a result of new information, future events or otherwise.